

August 9, 2011

Via E-Mail
Mark J. Huber
Chief Financial Officer
FNBH Bancorp, Inc.
101 E. Grand River
Howell, MI 48843

 Re: **FNBH Bancorp, Inc.**
 Form 10-K for the Fiscal Year Ended December 31, 2010
 Filed April 15, 2011
 File No. 000-25752

Dear Mr. Huber:

 We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. Tell us about, and revise your disclosure in future filings to describe, all material actions taken or to be taken by FNBH, or its subsidiary banks, to address the requirements of any agreements with your regulators. For confidential or informal agreements, do not disclose the terms of those agreements; instead discuss the actions and affects of the actions taken or to be taken. With regard to the formal agreements, provide updated disclosure regarding any changes or additional actions taken in the relevant periods and

disclose management's conclusion as to whether you are in compliance with the terms of the agreement.

Item 1. Business

The Bank, page 9

2.   We note that the Bank is not currently in compliance with the minimum capital ratios imposed by the Consent Order. Please tell us what consideration you gave to disclosing in this section your capital ratios at fiscal year end and the resulting deficiency over the minimum levels set as part of the OCC's prompt corrective action. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Item 1A. Risk Factors, page 11

General

3.   Please ensure that each of your risk factor subheadings in this section adequately describes the specific risk to the company or investors that you discuss in the text. In this regard, we note that the following risk factor subheadings do not appear to adequately describe the risks discussed:

   * "The Corporation may not be able to meet federal regulatory requirements …"
   * "The Bank's capital may not be sufficient to support the risk inherent in its loan portfolio."
   * "There are other consequences of the Bank's current financial condition that will present additional challenges …"

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

4.   Tell us, and revise future filings to clarify, management's assessment as to your ability to continue operating without additional capital. In particular, please address your continued failure to meet the capital ratios set by the OCC under its prompt corrective action. Also, discuss the impact of the fact that your nonperforming assets and OREO exceed your capital and loss provision by almost 50%.

Loans, page 21

5.   We note the disclosure regarding the reference to loan workout strategies. Please expand future filings to state the types of workout strategies used and the quantification of the modified loans in each period presented.

Nonperforming Loans and Assets, page 23

6.   Please expand the disclosure in future filings to present the amount of troubled-debt restructurings included in nonperforming loans.

Liquidity and Funds Management, page 27

7.   Since your deposits have continued to decline, and you note that your outstanding credit lines may only be accessed with the approval of the FHLB Indianapolis and the Federal Reserve, please address management's view of the impact of continued declines in deposits combined with the inability to access the line of credit. In particular, please address management's view of the impact of the need to continue to decrease your assets over the coming 12 month period.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note (3) Investment Securities, pages 47-49

8.   Tell us and expand the disclosure in future filings to specifically present the detailed other evidence considered in reaching the conclusion that the investment is not other-than-temporarily impaired pursuant to ASC 320-10-50-6 (b) (5).

Note (5) Allowance for Loan Losses and Credit Quality of Loans, page 53

9.   We note your disclosure of trouble debt restructured loans at December 31, 2010 and 2009. Please expand the disclosure in future filings to provide the following:

- a description of the key features of the loan modification program(s), including whether the programs are government sponsored or your own, the significant terms modified and whether the modifications are short-term or long-term;
- troubled debt restructurings quantified by loan type, classified/quantified separately as accrual/nonaccrual;
- policy regarding how many payments the borrower needs to make on the restructured loans before returning the loan to accrual status; and
- quantification of the types of concessions made and discussion of the bank's success with the different types of concessions.

Note (21) Fair Value Measurements, pages 60-62

10.   Please expand the disclosure in future filings to provide the disclosure required by 820-10-50-2(e) for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). Refer to ASC 820-10-55-22A and 55-22B for implementation guidance and illustrations.

Note (26) Impact of New Accounting Standards

New Accounting Standards

ASU No. 2010, Receivables (Topic 310)

11.   Please expand future filings to disclose the following:

- the company's significant accounting policies by class of financing receivable pursuant to ASC 310-10-50-6;
- the disclosures by portfolio segment pursuant to ASC 310-10-50-11B (a) and (b);
- the disclosure of how cash receipts are recorded on impaired loans by class of financing receivable pursuant to ASC 310-10-50-15 (b);
- the disclosure of the amount of interest income recognized during the time within that period that the loans were impaired pursuant to ASC 310-10-50-15 (c)(2) by class of financing receivable; and
- the disclosure of the company's policy for determining which loans it assesses for impairment and the factors considered in determining that the loan is impaired by class of financing receivable pursuant to ASC 310-10-50-15 (d) & (e).

12.   Reference is made to your disclosure in Note (5) on page 53 regarding financing receivables on nonaccrual status and past due 90 days or more. Please revise future filings to identify and present the recorded investment in such amounts pursuant to ASC 310-10-50-7. Also, the disclosure on page 50 pursuant to ASC 310-10-50-11B (h) by portfolio segment should be revised to identify and present the recorded investment in financing receivables.

13.   If the company has impaired loans measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, please disclose the amount of interest income in future filings that represents the change in present value attributable to the passage of time or disclose that the amount is recognized as bad-debt expense pursuant to ASC 310-10-50-19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel